As filed with the Securities and Exchange Commission on August 16, 2019

Securities Act File No. 333-231050

1940 Act Registration No. 811-5075

U.S. SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

[  ] Pre-Effective Amendment No.

[x] Post-Effective Amendment No.    1

(Check appropriate box or boxes)

THRIVENT MUTUAL FUNDS

(Exact Name of Registrant as Specified in Charter)

625 FOURTH AVENUE SOUTH

MINNEAPOLIS, MINNESOTA 55415

(Address of Principal Executive Offices)

612-844-7190

(Area Code and Telephone Number)

JOHN D. JACKSON

ASSISTANT SECRETARY

THRIVENT MUTUAL FUNDS

625 FOURTH AVENUE SOUTH

MINNEAPOLIS, MINNESOTA 55415

(Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

No filing fee is due herewith because the Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of shares of beneficial interest.

THRIVENT MUTUAL FUNDS

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

Cover Sheet

Contents of Registration Statement

Part A – Proxy Statement/Prospectus – Incorporated herein by reference to the definitive form of Proxy Statement /Prospectus filed pursuant to Rule 497 under the Securities Act of 1933, as amended (“Securities Act”), on June 6, 2019

Part B – Statement of Additional Information – Incorporated herein by reference to the definitive form of Statement of Additional Information filed pursuant to Rule 497 under the Securities Act on June 6, 2019

Part C – Other Information

Signature Page

Exhibits – The purpose of this filing is to file as exhibits, with respect to the reorganization described in the Registrant’s Registration Statement on Form N-14, filed on April 26, 2019: (i) the opinion and consent of counsel supporting the tax matters and consequences to shareholders of the reorganization, as required by Item 16(12) of Form N-14; and (ii) the executed Agreement and Plan of Reorganization, as required by Item 16(4) of Form N-14. Part C of this Registration Statement has been updated as necessary. Other exhibits for the Registrant are filed herewith, as well.

PART C

OTHER INFORMATION

Item 15.   Indemnification

Under Section 12 of Article Seven of Registrant’s Declaration of Trust, Registrant may not indemnify any trustee, officer or employee for expenses (e.g. attorney’s fees, judgements, fines and settlement amounts) incurred in any threatened, pending or completed action, if there has been an adjudication of liability against such person based on a finding of willful misfeasance, bad faith, gross negligence or reckless disregard of such person’s duties of office (“disabling conduct”). Registrant shall indemnify its trustees, officers or employees for such expenses whether or not there is an adjudication of liability, if, pursuant to Investment Company act Release 11330, a determination is made that such person was not liable by reason of disability conduct by: (i) final decision of the court before which the proceeding was brought; or (ii) in the absence of such a decision, a reasonable determination, based on factual review, that the person was not liable for reasons of such conduct is made by: (a) a majority vote of disinterested, independent trustees; or (b) independent legal counsel in a written opinion.

Advancement of expenses incurred in defending such actions may be made pursuant to Release 11330, provided that the person undertakes to repay the advance unless it is ultimately determined that such person is entitled to indemnification and one or more of the following conditions is met: (1) the person provides security for the undertaking; (2) Registrant is insured against losses arising by reason of any lawful advances; or (3) a majority of disinterested non-party trustees or independent legal counsel in a written opinion determines, based on review of readily available facts, that there is reason to believe the person ultimately will be found entitled to indemnification.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of Registrant pursuant to the foregoing provision, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer or controlling person of Registrant in the successful defense of any action, suit or will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Registrant and its officers, employees, and agents are insured under the fidelity bond required by Rule 17g-1 of the Investment Company Act of 1940.

Item 16.   Exhibits

1.1	Declaration of Trust (1)
1.2	Amendment No. 1 to Declaration of Trust (2)
2.	Amended and Restated By laws (6)
3.	Not Applicable
4.	Agreement and Plan of Reorganization (*)
5.	Not Applicable
6.1	Investment Advisory Agreement with Thrivent Asset Management, LLC (3)
6.2	Amendment No. 1 to Investment Advisory Agreement (4)
6.3	Amendment No. 2 to Investment Advisory Agreement (7)
6.4	Amendment No. 3 to Investment Advisory Agreement (7)
6.5	Amendment No. 4 to Investment Advisory Agreement (7)
6.6	Amendment No. 5 to Investment Advisory Agreement (8)
6.7	Amendment No. 6 to Investment Advisory Agreement (9)
6.8	Amendment No. 7 to Investment Advisory Agreement (10)
6.9	Amendment No. 8 to Investment Advisory Agreement (11)
6.10	Amendment No. 9 to Investment Advisory Agreement (12)
6.11	Amendment No. 10 to Investment Advisory Agreement (14)
6.12	Amendment No. 11 to Investment Advisory Agreement (14)

6.13	Amendment No. 12 to Investment Advisory Agreement (15)
6.14	Amendment No. 13 to Investment Advisory Agreement (17)
6.15	Amendment No. 14 to Investment Advisory Agreement (18)
6.16	Amendment No. 15 to Investment Advisory Agreement (20)
6.17	Amendment No. 16 to Investment Advisory Agreement (*)
6.18	Investment Subadvisory Agreement with Goldman Sachs Asset Management, L.P. with respect to Thrivent International Allocation Fund (formerly Thrivent Partner Worldwide Allocation Fund) (5)
6.19	Amendment No. 1 to Investment Subadvisory Agreement with Goldman Sachs Asset Management, L.P. with respect to Thrivent International Allocation Fund (formerly Thrivent Partner Worldwide Allocation Fund) (10)
6.20	Investment Subadvisory Agreement with Aberdeen Asset Management Investment Services Limited with respect to Thrivent International Allocation Fund (formerly Thrivent Partner Worldwide Allocation Fund) (5)
6.21	Amendment No. 1 to Investment Subadvisory Agreement with Aberdeen Asset Managers Limited with respect to Thrivent International Allocation Fund (formerly Thrivent Partner Worldwide Allocation Fund) (9)
6.22	Form of Amendment No. 2 to Investment Subadvisory Agreement with Aberdeen Asset Managers Limited with respect to Thrivent International Allocation Fund (formerly Thrivent Partner Worldwide Allocation Fund) and Thrivent Partner Emerging Markets Equity Fund (12)
6.23	Termination Letter to Aberdeen Asset Managers Limited with respect to Thrivent Partner Emerging Markets Equity Fund (*)
7.1	Distribution Agreement between Thrivent Distributors, LLC and Thrivent Mutual Funds (13)
7.2	Amendment No. 1 to Distribution Agreement (14)
7.3	Amendment No. 2 to Distribution Agreement (15)
7.4	Amendment No. 3 to Distribution Agreement (17)
7.5	Amendment No. 4 to Distribution Agreement (*)
8.	Not Applicable
9.	Master Custodian Agreement with State Street Bank and Trust (16)
10.1	Rule 12b-1 Plan (*)
10.2	Rule 18f-3 Plan (18)
11.	Opinion and Consent of Counsel (19)
12.	Opinion of Counsel supporting tax matters and consequences (*)
13.1	Administrative Services Agreement, effective as of January 1, 2009, between Registrant and Thrivent Asset Management, LLC (6)
13.2	Amendment No. 1 to Administrative Services Agreement (7)
13.3	Amendment No. 2 to Administrative Services Agreement (9)
13.4	Amendment No. 3 to Administrative Services Agreement (10)
13.5	Amendment No. 4 to Administrative Services Agreement (11)
13.6	Amendment No. 5 to Administrative Services Agreement (11)
13.7	Amendment No. 6 to Administrative Services Agreement (14)
13.8	Amendment No. 7 to Administrative Services Agreement (15)
13.8	Amendment No. 8 to Administrative Services Agreement (17)
13.9	Amendment No. 9 to Administrative Services Agreement (18)
13.10	Amendment No. 10 to Administrative Services Agreement (*)
13.11	Amended and Restated Transfer Agency Agreement between Registrant and Thrivent Financial Investor Services Inc. (15)
13.12	Amendment No. 1 to Amended and Restated Transfer Agency Agreement (17)
13.13	Amendment No. 2 to Amended and Restated Transfer Agency Agreement (18)
13.14	Amendment No. 3 to Amended and Restated Transfer Agency Agreement (*)
13.15	Expense Reimbursement Letter Agreement (18)
13.16	Amendment dated May 1, 2019 to Expense Reimbursement Letter Agreement (21)
13.17	Securities Lending Agency Agreement between Registrant and Goldman Sachs Bank USA (16)
13.18	Amended Schedule 1 dated June 25, 2018 to Securities Lending Agency Agreement (17)
13.19	Amended Schedule 1 dated August 9, 2019 to Securities Lending Agency Agreement (*)
14.	Consent of Independent Registered Public Accounting Firm (19)
15.	Not Applicable
16.	Powers of Attorney (19)
17.	Additional Exhibits – Not Applicable

*	Filed herewith

(1)	Incorporated by reference from Post-Effective Amendment No.26 to the registration statement of Registrant, file no. 33-12911, filed on June 25, 1998.

(2)	Incorporated by reference from Post-Effective Amendment No. 52 to the registration statement of Registrant, file no. 33-12911, filed on July 14, 2004.

(3)	Incorporated by reference from Post-Effective Amendment No. 59 to the registration statement of Registrant, file no. 33-12911, filed on February 22, 2006.

(4)	Incorporated by reference from Post-Effective Amendment No. 62 to the registration statement of Registrant, file no. 33-12911, filed on November 29, 2007.

(5)	Incorporated by reference from Post-Effective Amendment No. 63 to the registration statement of Registrant, file no. 33-12911, filed on February 21, 2008.

(6)	Incorporated by reference from Post-Effective Amendment No. 64 to the registration statement of Registrant, file no. 33-12911, filed on February 27, 2009.

(7)	Incorporated by reference from Post-Effective Amendment No. 65 to the registration statement of Registrant, file no. 33-12911, filed on December 7, 2009.

(8)	Incorporated by reference from Post-Effective Amendment No. 69 to the registration statement of Registrant, file no. 33-12911, filed on February 27, 2012.

(9)	Incorporated by reference from Post-Effective Amendment No. 74 to the registration statement of Registrant, file no. 33-12911, filed on February 26, 2013.

(10)	Incorporated by reference from Post-Effective Amendment No. 76 to the registration statement of Registrant, file no. 33-12911, filed on February 27, 2014.

(11)	Incorporated by reference from Post-Effective Amendment No. 1 of Registrant on Form N-14, file no. 333-204192, filed on October 18, 2015.

(12)	Incorporated by reference from Post-Effective Amendment No. 78 to the registration statement of Registrant, file no. 33-12911, filed on February 27, 2015.

(13)	Incorporated by reference from Post-Effective Amendment No. 81 to the registration statement of Registrant, file no. 33-12911, filed on December 22, 2015.

(14)	Incorporated by reference from Post-Effective Amendment No. 85 to the registration statement of Registrant, file no. 33-12911, filed on December 1, 2016.

(15)	Incorporated by reference from Post-Effective Amendment No. 88 to the registration statement of Registrant, file no. 33-12911, filed on December 11, 2017.

(16)	Incorporated by reference from Post-Effective Amendment No. 89 to the registration statement of Registrant, file no. 33-12911, filed on February 28, 2018.

(17)	Incorporated by reference from Post-Effective Amendment No. 1 of Registrant on Form N-14, file no. 333-224009, filed on July 3, 2018.

(18)	Incorporated by reference from Post-Effective Amendment No. 91 to the registration statement of Registrant, file no. 33-12911, filed on February 28, 2019.

(19)	Incorporated by reference from initial registration statement of Registrant on Form N-14, file no. 333-231050, filed on April 26, 2019.

(20)	Incorporated by reference from Post-Effective Amendment No. 93 to the registration statement of Registrant, file no. 33-12911, filed on May 1, 2019.

(21)	Incorporated by reference from Post-Effective Amendment No. 94 to the registration statement of Registrant, file no. 33-12911, filed on May 10, 2019.

Item 17. Undertakings

(1)

The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act (17 CFR 230.145c), the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on this 16th day of August, 2019.

THRIVENT MUTUAL FUNDS

/s/ John D. Jackson
John D. Jackson
Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated and on this 16th day of August, 2019.

Signature	Title

/s/ David S. Royal	Trustee and President (Principal Executive Officer)
David S. Royal

/s/ Gerard V. Vaillancourt	Treasurer (Principal Financial and Accounting Officer)
Gerard V. Vaillancourt

*	Trustee
Janice B. Case

*	Trustee
Robert J. Chersi

*	Trustee
Marc S. Joseph

*	Trustee
Paul R. Laubscher

*	Trustee
James A. Nussle

*	Trustee
Verne O. Sedlacek

*	Trustee
Constance L. Souders

*	Trustee
Russell W. Swansen

*  John D. Jackson, by signing his name hereto, does hereby sign this document on behalf of each of the above-named Trustees and Officers of Thrivent Mutual Funds pursuant to the powers of attorney duly executed by such persons and filed herewith.

Dated: August 16, 2019	/s/ John D. Jackson
John D. Jackson
Attorney-in-Fact

INDEX TO EXHIBITS

4.	Agreement and Plan of Reorganization
6.17	Amendment No. 16 to Investment Advisory Agreement
6.23	Termination Letter to Aberdeen Asset Managers Limited with respect to Thrivent Partner Emerging Markets Equity Fund
7.5	Amendment No. 4 to Distribution Agreement
10.1	Rule 12b-1 Plan
12.	Opinion of Counsel supporting tax matters and consequences
13.10	Amendment No. 10 to Administrative Services Agreement
13.14	Amendment No. 3 to Amended and Restated Transfer Agency Agreement
13.19	Amended Schedule 1 dated August 9, 2019 to Securities Lending Agency Agreement